Exhibit 99.1

SECOND UNION EMPLOYEE OPTION PLAN

March 1, 2010

The following describes the Second Union Employee Option Plan (this “Plan”) of YRC Worldwide Inc. (the “Company”), which is designed to compensate Qualifying Employees (defined below) for past and current service:

1.	As of the Effective Date(s) as described in Sections 3 and 4, the Company will issue options to purchase the Company’s common stock (“options”) to Qualifying Employees. “Qualifying Employees” means U.S. and Canadian union employees of the Company and its subsidiaries (including those employees represented by unions other than the International Brotherhood of Teamsters) who were either employed and working on July 1, 2009 or on seniority boards as of July 1, 2009, even if they were not working; provided, that “Qualifying Employees” does not include casual employees. Only union employees who are employed by bargaining units who have ratified the wage reduction described in the Amended and Restated Memorandum of Understanding on the Job Security Plan dated July 9, 2009 (the “MOU”), between the International Brotherhood of Teamsters and certain subsidiaries of the Company, can be “Qualifying Employees”.

2.	The maximum number of options granted under this Plan will be 263,746,809, prior to giving effect to the impact of any stock splits or reverse stock splits.

3.	Section 5 of the wage reduction described in the MOU defines the “Effective Date” for each bargaining unit that ratifies the wage reduction in the MOU. For the purposes of Qualifying Employees who are employed by the bargaining units that ratified the MOU as it applies to the 2008-2013 National Master Freight Agreement (“NMFA”) or ratified other union contracts or modifications to other union contracts incorporating the MOU on the same date as the ratification of the MOU as it applies to the NMFA or prior to March 1, 2010, the “Effective Date” shall be March 1, 2010.

4.	The options shall be granted to Qualifying Employees on the applicable Effective Date(s). The number of options granted to each Qualifying Employee shall be determined as set forth in Exhibit A. Each Qualifying Employee shall be notified and furnished appropriate documentation as quickly as reasonably possible after the date of the Qualifying Employee’s specific grant. The number of options to all Qualifying Employees and any potential Qualifying Employees from bargaining units that have not yet ratified the MOU may not exceed the maximum number of options defined in Section 2. 1,319,341 options may be withheld from allocation to specific employees to cure any administrative errors in distributing the grants until the first trading day of July 2010. If the shareholders of the Company approve this Plan, any options that are not granted by June 30, 2010 shall be reallocated and granted on the first trading day of July 2010 as determined in Exhibit A, which shall be the “Effective Date” for these grants. Only whole numbers of options may be granted. If, after the final grant on the first trading day in July 2010 there remain any options that could not be granted because they would result in options to purchase partial shares, those options shall be forfeited and cancelled.

5.	Each option will have an exercise price equal to the greater of (a) 48 cents per share and (b) the closing price of the Company’s common stock trading on The NASDAQ Stock Market on the applicable Effective Date (or the first trading day of July 2010 for options not granted by June 30, 2010), or if the applicable Effective Date is not on a trading day, on the first trading day following the applicable Effective Date.

6.	The options granted to a Qualifying Employee shall vest in full on the day immediately following the day the shareholders of the Company approve this Plan; provided, that options granted on or after the day that shareholders of the Company approve this Plan shall vest on the day immediately following the Effective Date of such grant. Once vested, the options shall become exercisable and remain exercisable for 10 years following the applicable Effective Date of the options (the “Exercise Period”), at which time they shall terminate.

7.	The options shall include a cashless exercise provision and shall provide for a net exercise for paying each Qualifying Employee’s withholding taxes at applicable statutory rates.

8.	If a Qualifying Employee terminates employment for any reason other than death or disability, the Qualifying Employee shall retain all vested options and, in addition, any options that would have otherwise vested following the date of his or her termination of employment shall vest according to normal vesting schedule in the option. For the avoidance of doubt, if a Qualifying Employee is terminated for any reason other than death or disability prior to the vesting date of the Qualified Employee’s options, the options shall vest in accordance with Section 6. All vested options shall remain the property of the Qualifying Employee and be exercisable during the Exercise Period. The Company shall not be liable to a Qualifying Employee for the inability of the Qualifying Employee to exercise any option pending implementation of any decision or outcome to determine vesting or termination of options under this Plan.

9.	If

(a)	a Qualifying Employee dies or becomes permanently and totally disabled, and

(b)	after presentation to the Company’s shareholders, the shareholders approve this Plan,

then the Qualifying Employee, or the Qualifying Employee’s estate, guardian or legal representative shall retain all vested options and, in addition, any options that would have otherwise vested following the date of his or her death or disability shall vest immediately. A Qualifying Employee shall be considered “permanently and totally disabled” if the Qualifying Employee is unable to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment that can be expected to result in death or can be expected to last for a continuous period of not less than 12 months or is, by reason of any medically determinable physical or mental impairment that can be expected to result in death or can be expected to last for a continuous period of not less than 12 months, receiving income replacement benefits for a period of not less than three months under an accident and health plan covering employees of the Qualifying Employee’s employer. The existence of a permanent and total disability shall be evidenced by such medical certification as the Secretary of the Company or his or her designee shall require.

10.	For the avoidance of doubt, transfers of employment between the Company and a subsidiary, or between subsidiaries, shall not constitute a termination of employment for purposes of the options.

11.	For the avoidance of doubt, authorized leaves of absence from the Company shall not constitute a termination of employment for purposes of the options. For purposes of the options, an authorized leave of absence shall be an absence while the Qualifying Employee is on military leave, sick leave, or other bona fide leave of absence so long as the Qualifying Employee’s right to employment with the Company is guaranteed by statute, a contract or Company policy.

12.	Subject to Section 7, to the extent Qualifying Employees have taxable income in connection with the grant, vesting or exercise of the options or the delivery of shares of Company common stock, the Company is authorized to withhold from any compensation payable to Qualifying Employees, including shares of common stock that the Company is to deliver to the Qualifying Employees, any taxes required to be withheld by foreign, federal, state, provincial or local law.

13.	No rights under the options shall be transferable otherwise than by will, the laws of descent and distribution or pursuant to a qualified domestic relations order (“QDRO”), and, except to the extent otherwise provided herein, the rights and the benefits of the options may be exercised and received, respectively, during the lifetime of the Qualifying Employee only by the Qualifying Employee or by the Qualifying Employee’s guardian or legal representative or by an “alternate payee” pursuant to a QDRO.

14.	Notwithstanding any other provision of this Plan, the options shall not be effective and exercisable until the Company’s shareholders approve the issuance of options and the common stock issuable upon exercise of the options, in each case, pursuant to this Plan. The options shall automatically terminate if, after presentation to the Company’s shareholders, the Company’s shareholders do not approve the issuance of options and the common stock issuable upon exercise of the options, in each case, pursuant to this Plan on or before February 28, 2011. The Company agrees to file a Registration Statement covering the options and the shares under this Plan on the date the shareholders of the Company approve this Plan.

15.	Under no circumstances will the Company be liable for any indirect, incidental, consequential or special damages (including lost profits) of any form incurred by any person, whether or not foreseeable and regardless of the forum in which such a claim may be brought, with respect to this Plan or the Company’s role as Plan sponsor.

16.	Notwithstanding anything else in this Plan, the shares received upon exercise of the options may not be sold, pledged or hypothecated until such time as the Company complies with all regulatory requirements regarding registration of the shares to be issued under the terms of this Plan.

17.	The Plan has been designed so that the grant, vesting, exercise and payments of awards hereunder are not subject to the requirements of Section 409A of the Internal Revenue Code of 1986, as amended (the “Code”). To the extent that an award or payment, or the settlement or deferral thereof, is or becomes subject to Section 409A of the Code, except as the Compensation Committee (the “Committee”) of the Board of Directors of the Company otherwise determines in writing, the award shall be granted, paid, settled or deferred in a manner that will meet the requirements of Section 409A of the Code, including regulations or other guidance issued with respect thereto, such that the grant, payment, settlement or deferral shall not be subject to any additional taxation applicable under Section 409A of the Code.

18.	The Plan described above represents the plan of the Company regarding the union options. The Company shall be this Plan’s sponsor and shall administer this Plan. The Company may appoint a Plan administrator for this purpose. The Committee is authorized to amend and modify this Plan for the purposes of administration to address additional details such as (without limitation) the impact of stock splits, stock dividends, recapitalizations or other similar transactions or events and administrative matters. Any such amendments or modifications shall be final and binding on the Qualifying Participants with Compensation Committee approval. However, the Committee described in Section 13 of the MOU must approve any substantive amendments or modifications of this Plan, and its decisions shall be final and binding with respect to the Qualifying Employees with respect to these amendments.

19.	This Plan shall be governed, construed and administered in accordance with the laws of the State of Delaware without giving effect to the conflict of laws principles.

20.	Notwithstanding any other provision of this Plan, this Plan is not a guarantee of employment for any Qualifying Employee, and no person subject to the benefits of this Plan may argue that this Plan impacts any decision regarding the continued employment of the Qualifying Employee.

21.	In the event of any conflict or inconsistency between this Plan and the MOU, the provisions of this Plan shall prevail.

22.	Upon the effective date of a reverse stock split with respect to the Company’s common stock, each Qualifying Employee’s options in this Plan shall represent the right to purchase that number of shares of Company common stock equal to the number of shares a Qualifying Employee was entitled to purchase pursuant to the option prior to the reverse stock split divided by the number of shares that will be combined into one share of the Company’s common stock pursuant to the reverse stock split, rounded down to the nearest whole number of shares, including zero (the “reverse stock split shares”), as the case may be, and the exercise price of each option will be increased by multiplying the exercise price of each option prior to the reverse stock split by the reverse stock split shares, rounded down to the nearest whole cent per share.